Scott C. Durocher
Assistant Vice President and Senior Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut 06103-1106
Telephone: (860) 466-1222, Facsimile:  (860) 466-1600
Scott.Durocher@LFG.com

VIA EDGAR

September 28, 2018

U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, DC 20549-0506

Re: Lincoln Life Flexible Premium Variable Life Account M
      The Lincoln National Life Insurance Company
File No: 333-191329; 811-08557; CIK: 0001048607
      Post-Effective Amendment No. 12, Form N-6, Rule 485(a)

Dear Sir or Madam:

Today we are electronically filing on EDGAR Post-Effective Amendment No. 12 to the Registration Statement on Form N-6 for a variable life insurance product.  The marketing name for this product is Lincoln "Lincoln VULONE2014."  The purpose of this supplement is to add a new rider, the Lincoln Care CoverageSM Accelerated Benefits Rider, to the prospectus.  This rider provides monthly benefit payments for the reimbursement of expenses incurred by the Insured for covered services to the extent that such services are qualified long-term care services.  Benefits are provided through the acceleration of the policy's death benefit in the event the insured becomes Critically Ill.

Should you have any questions regarding this filing, please feel free to contact me at (860) 466-1222.

Sincerely,

/s/ Scott C. Durocher

Scott C. Durocher